SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2022 1Q Business Report
2.	Exhibit 99.1 Woori Financial Group Review Report for 2022 1Q (Consolidated)
3.	Exhibit 99.2 Woori Financial Group Review Report for 2022 1Q (Separate)

Summary of 2022 First Quarter Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 17, 2022 under the title “Summary of 2021 Business Report.”

II.	Business Overview

1.	Results of Operations

(unit: billions of Won)

Type	2022 1Q	2021	2020
Operating income	1,228	3,660	2,080
Non-operating income (expense)	(63)	89	(79)
Income from continuing operations before income tax	1,165	3,749	2,001
Income tax expense from continuing operations (-)	293	942	486
Income from discontinued operations	—	—	—
Net income	872	2,807	1,515
Controlling Interest	839	2,588	1,307
Non-controlling Interest	33	219	208

Note 1)	Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)

Classification	Funding Source	2022 1Q			2021			2020
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	306,100,671	1.00	69.28	291,653,291	0.79	70.88	265,636,358	1.08	71.78
	Borrowings	24,740,092	1.12	5.60	21,628,379	0.98	5.26	19,606,056	1.31	5.30
	Debentures	44,931,347	1.79	10.17	40,901,547	1.78	9.94	32,287,676	2.24	8.73
	Others	37,001,001	—	8.37	29,470,312	—	7.16	26,523,338	—	7.17
	Total Liabilities	412,773,110	—	93.42	383,653,529	—	93.23	344,053,429	—	92.97

	Total Equity	29,075,753	—	6.58	27,845,863	—	6.77	25,996,721	—	7.03

	Total Liabilities & Equity	441,848,863	—	100.00	411,499,392	—	100.00	370,050,150	—	100.00

Note 1)	Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter
Note 2)	Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)

Type	Managed Item	2022 1Q			2021			2020
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	13,662,328	0.42	3.09	13,809,362	0.34	3.36	11,925,297	0.45	3.22
	Marketable securities	67,026,190	1.36	15.17	58,416,310	1.67	14.20	54,474,169	1.87	14.72
	Loans	319,977,193	3.14	72.42	301,849,585	2.79	73.35	269,533,892	2.98	72.84
	Loans in local currency	275,841,083	2.99	62.43	262,010,967	2.59	63.67	233,117,610	2.75	63.00
	Loans in foreign Currency	28,784,021	3.61	6.51	25,104,084	3.58	6.10	22,614,578	3.99	6.11
	Guarantee payments	23,541	3.23	0.01	28,000	2.46	0.01	15,845	4.04	0.00
	Credit card receivables	9,721,486	7.33	2.20	9,196,190	7.42	2.23	8,207,859	7.87	2.22
	Foreign bills bought	5,607,061	1.06	1.27	5,510,344	0.85	1.34	5,578,001	1.53	1.51
	Bad debt expense in local currency (-)	1,929,926	—	0.44	1,878,781	—	0.46	1,708,074	—	0.46
	Others	43,113,079	—	9.76	39,302,917	—	9.55	35,824,866	—	9.68

	Total Assets	441,848,863	—	100.00	411,499,392		100.00	370,050,150	—	100.00

Note 1)	Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter
Note 2)	Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, % )

Type	2022 1Q	2021	2020
Equity capital (A)	29,748	28,980	27,448
Risk weighted assets (B)	201,388	192,503	198,269
BIS(Capital adequacy) ratio (A/B)	14.77	15.05	13.84

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100
Note 2)	Based on K-IFRS consolidated financial statements and Basel III standards (2020 figures partially based on IRB Approach / 2021 figures fully based on IRB Approach)
Note 3)	2022 1Q figures are estimates only and are subject to change

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated	(units: millions of Won, % )

[Note to Woori: Figures for 2021 and 2020 below seem to be different from Korean version – please confirm]

Name of Company	Type		2022 1Q	2021	2020
Woori Bank Note 2)	BIS ratio Note1)	Equity capital (A)	25,663,588	25,473,034	25,269,072
		Risk weighted assets (B)	162,988,303	157,275,764	145,755,395
		Capital adequacy ratio (A/B)	15.75	16.20	17.34
Woori Card Note 3)	Adjusted capital ratio		17.29	17.73	19.93
	Tangible common equity ratio		11.60	11.84	13.48
Woori Financial Capital Note 3)	Adjusted capital ratio		14.24	13.38	12.17
	Tangible common equity ratio		12.67	11.70	10.77
Woori Investment Bank Note 4)	BIS ratio Note1)	Equity capital (A)	595,002	576,693	491,799
		Risk weighted assets (B)	4,395,485	4,037,822	3,192,245
		Capital adequacy ratio (A/B)	13.54	14.28	15.41
Woori Asset Trust Note 5)	Operating capital ratio		1,278.18	1,078.93	1,286.43
Woori Asset Management Note 3)	Minimum operating capital ratio		696.64	721.87	754.11
Woori Savings Bank Note 6)	BIS Capital adequacy ratio Note1)		20.02	21.47	13.40

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100
Note 2)	Figures for Woori Bank are based on the K-IFRS consolidated financial statements and Basel III standards. 2022 1Q figures are estimates only and are subject to change
Note 3)

Figures for Woori Card, Woori Financial Capital and Woori Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS separate financial statements

Note 4)	Figures for Woori Investment Bank are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS consolidated financial statements
Note 5)	Figures for Woori Asset Trust are based on K-IFRS separate financial statements
Note 6)	Figures for Woori Savings Bank are based on K-GAAP

b.	Liquidity Ratios

Won Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, % )

Type	2022 1Q			2021			2020
	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	1,276,388	944,529	135.1	560,744	5,734	9,779.3	40,308	7,911	509.5
Woori Card Note 2)	7,277,840	2,056,235	353.9	7,455,390	1,419,809	525.1	6,255,965	1,406,387	444.8
Woori Financial Capital Note 2)	1,630,929	1,002,588	162.7	1,531,101	856,736	178.7	1,357,876	616,632	220.2
Woori Investment Bank Note 2)	2,767,613	2,185,831	126.6	2,728,159	2,031,260	134.3	2,166,208	1,555,418	139.3
Woori Asset Trust Note 2)	217,526	26,375	824.8	176,660	25,558	691.2	148,856	16,157	921.3
Woori Savings Bank Note 2), Note 3)	338,362	247,147	136.9	292,913	228,445	128.2	267,927	209,712	127.8

Note 1)	Based on current assets and liabilities within one month of maturity
Note 2)	Based on current assets and liabilities within 90 days of maturity
Note 3)	Based on K-GAAP

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, % )

Type	2022 1Q			2021			2020
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Bank Note 1)	567	—	—	13,583	—	—	425	—	—

Note 1)	Based on current assets and liabilities within three months of maturity

Liquidity Coverage Ratios

(unit: % )

Name of Company	Type	2022 1Q	2021	2020
Woori Bank	Liquidity coverage ratio Note 1)	93.16	89.95	92.07
	Foreign currency liquidity coverage ratio Note 1)	109.48	107.40	106.06
	Ratio of business purpose premises and equipment	11.29	11.06	11.68

Note 1)	The method of calculation is same as the applicable standards for business disclosures, and the applicable periods are 2022 1Q, 2021 4Q and 2020 4Q

Under the Plans for Temporary Easing of Financial Regulations in Response to COVID-19 announced by the Financial Services Commission, the liquidity coverage ratio and the foreign currency liquidity coverage ratio requirements for banks has been reduced from 100% to 85% and from 80% to 70%, respectively, until the end of June 2022.

c.	Profitability Ratio Note 1), Note 2)

					(units: % )

Type	2022 1Q		2021		2020
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group
Including non-controlling interests	0.76	13.39	0.66	11.48	0.40	6.80
Excluding non-controlling interests	0.74	12.88	0.61	10.58	0.34	5.87
Woori Bank	0.69	11.98	0.60	9.92	0.37	5.95
Woori Card	1.25	7.38	1.10	6.36	0.98	5.29
Woori Financial Capital	1.66	14.73	1.69	15.73	1.53	13.83
Woori Investment Bank	1.72	14.21	1.59	12.89	1.47	13.13
Woori Asset Trust	31.09	46.45	18.64	27.05	22.03	31.51
Woori Asset Management	2.11	2.26	6.82	7.11	5.85	6.12
Woori Savings Bank Note 3)	1.37	9.60	1.06	7.95	0.97	10.10

Note 1)

Based on the applicable standards* for business reports submitted to the Financial Supervisory Service. The figures for Woori Financial Group and Woori Bank are on a consolidated basis and the figures for the other subsidiaries are on a non-consolidated basis.

*	Woori Card, Woori Financial Capital, Woori Investment Bank, Woori Savings Bank: net income for the past year / average balance of equity capital for the past year
*	Woori Financial Group and other subsidiaries: on an annualized basis based on the applicable standards for business reports submitted to the Financial Supervisory Service
Note 2)	Total assets and total equity : the simple average of the balances at the start the fiscal year and at the end of each quarter
Note 3)	Figures for Woori Savings Bank are based on K-GAAP

d.	Asset Quality

Group Asset Quality

(units: billions of Won, except percentages)

Type	2022 1Q	2021	2020
Total loans	339,479	332,797	299,075
Substandard and below loans	979	990	1,256
Substandard and below loans ratio	0.29%	0.30%	0.42%
Non-Performing Loans	936	902	1,149
NPL Ratio	0.28%	0.27%	0.38%
Substandard and below coverage ratio (A/B)	202.1%	192.2%	153.8%
Loan Loss reserve (A)	1,978	1,903	1,932
Substandard and below loans (B)	979	990	1,256

Note 1)	Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies

(units: % )

Type	2022 1Q			2021			2020
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.19	0.18	220.19	0.20	0.18	205.50	0.32	0.30	153.95
Woori Card	0.51	—	103.88	0.41	—	103.21	0.63	—	102.65
Woori Financial Capital	1.09	—	203.28	1.20	—	196.70	1.77	—	140.15
Woori Investment Bank	0.48	0.48	163.20	0.57	0.55	120.05	0.79	0.20	84.78
Woori Asset Trust	24.83	—	—	56.61	—	—	63.64	—	—
Woori Savings Bank Note 2)	2.42	—	114.03	2.32	—	117.37	3.40	—	90.37

Note 1)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service
Note 2)	Based on K-GAAP

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its Consolidated Subsidiaries, as of the end of the periods indicated)		(unit: millions of Won)

Classification	2022 1Q	2021	2020
ASSETS
Cash and cash equivalents	13,058,418	7,565,818	9,990,983
Financial assets at fair value through profit or loss (“FVTPL”)	15,523,222	13,497,234	14,762,941
Financial assets at fair value through other comprehensive income	40,393,420	39,119,789	30,028,929
Securities at amortized cost	18,287,488	17,086,274	17,020,839
Loans and other financial assets at amortized cost	370,119,308	361,932,872	320,106,078
Investments in joint ventures and associates	1,313,378	1,335,167	993,291
Investment properties	398,599	389,495	387,464
Premises and equipment	3,146,723	3,174,720	3,287,198
Intangible assets and goodwill	790,477	785,386	792,077
Assets held for sale	17,092	26,327	60,002
Net defined benefit asset	36,661	21,346	5,658
Current tax assets	13,468	22,598	75,655
Deferred tax assets	22,125	31,131	46,088
Derivative assets (designated for hedging)	62,765	106,764	174,820
Other assets	2,521,162	2,088,950	1,348,994

Total assets	465,704,306	447,183,871	399,081,017

LIABILITIES
Financial liabilities at FVTPL	6,774,915	4,873,458	6,813,822
Deposits due to customers	323,491,921	317,899,871	291,477,279
Borrowings	26,668,312	24,755,459	20,745,466
Debentures	45,208,829	44,653,864	37,479,358
Provisions	578,318	576,134	501,643
Net defined benefit liability	52,404	47,986	52,237
Current tax liabilities	839,963	584,491	370,718
Deferred tax liabilities	49,193	186,946	160,250
Derivative liabilities (designated for hedging)	74,634	27,584	64,769
Other financial liabilities	32,021,116	24,171,030	14,215,817
Other liabilities	643,390	556,853	473,813

Total liabilities	436,402,995	418,333,676	372,355,172

EQUITY
Owners’ equity:	26,283,259	25,842,019	23,053,608
Capital stock	3,640,303	3,640,303	3,611,338
Hybrid securities	2,593,744	2,294,381	1,895,366
Capital surplus	682,385	682,385	626,111
Other equity	(2,272,662)	(2,167,614)	(2,347,472)
Retained earnings	21,639,489	21,392,564	19,268,265
Non-controlling interests	3,018,052	3,008,176	3,672,237

Total equity	29,301,311	28,850,195	26,725,845

Total liabilities and equity	465,704,306	447,183,871	399,081,017

Number of Consolidated Subsidiaries (excluding holding company)	151	152	131

Summary Consolidated Statement of Comprehensive Income

(The Company and its Consolidated Subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)

Classification	2022 1Q	2021 1Q	2021	2020
Operating income	1,228,442	933,512	3,659,749	2,080,394
Net interest income	1,987,666	1,619,666	6,985,721	5,998,512
Net fees and commissions income	405,700	358,461	1,470,775	1,014,039
Dividend income	47,023	66,590	309,211	138,543
Net gain or loss on financial instruments at FVTPL	115,386	82,083	325,751	421,709
Net gain or loss on financial assets at FVTOCI	271	37,011	32,624	24,138
Net gain or loss arising on financial assets at amortized cost	48,068	34,676	107,317	44,443
Impairment losses due to credit loss	(166,068)	(135,993)	(536,838)	(784,371)
General and administrative expenses	(976,128)	(917,607)	(4,147,411)	(3,956,181)
Other net operating expenses	(233,476)	(211,375)	(887,401)	(820,438)
Non-operating income (expense)	(63,365)	8,250	89,492	(79,143)
Net income before income tax expense	1,165,077	941,762	3,749,241	2,001,251
Income tax expense	(292,605)	(222,895)	(941,870)	(486,002)
Net income	872,472	718,867	2,807,371	1,515,249
Net income attributable to owners	839,188	667,103	2,587,936	1,307,266
Net income attributable to the non-controlling interests	33,284	51,764	219,435	207,983
Other comprehensive income (loss), net of tax	(130,204)	46,594	170,181	(82,207)
Items that will not be reclassified to profit or loss	36,519	18,151	96,529	54,964
Items that may be reclassified to profit or loss	(166,723)	28,443	73,652	(137,171)

Total comprehensive income	742,268	765,461	2,977,552	1,433,042

Comprehensive income attributable to the owners	707,072	711,552	2,745,764	1,233,097
Comprehensive income attributable to non-controlling interests	35,196	53,909	231,788	199,945
Net income per share:
Basic and diluted loss per share (in Korean Won)	1,127	902	3,481	1,742

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)	(unit: millions of Won)

Classification	2022 1Q	2021	2020
ASSETS
Cash and cash equivalents	1,074,258	578,725	69,176
Financial assets at fair value through profit or loss	—	—	7,247
Financial assets at fair value through other comprehensive income	350,797	146,294	149,614
Loans and other financial assets at amortized cost	1,530,340	633,110	619,117
Investments in subsidiaries	22,344,915	22,144,915	21,562,229
Premises and equipment	7,266	7,790	12,538
Intangible assets	5,158	5,171	5,282
Net defined benefit asset	1,167	1,516	3,509
Current tax assets	2,209	856	307
Deferred tax assets	3,820	6,454	964
Other assets	381	151	—

Total assets	25,320,311	23,524,982	22,429,983

LIABILITIES
Financial liabilities at fair value through profit or loss	329	329	—
Debentures	1,367,562	1,367,429	1,147,503
Provisions	482	394	782
Current tax liabilities	745,142	468,305	215,071
Other financial liabilities	569,386	22,988	22,085
Other liabilities	1,286	548	570

Total liabilities	2,684,187	1,859,993	1,386,011

EQUITY
Capital stock	3,640,303	3,640,303	3,611,338
Hybrid securities	2,593,606	2,294,288	1,895,322
Capital surplus	10,909,281	10,909,281	14,874,084
Other equity	(253)	(3,874)	(1,518)
Retained Earnings	5,493,187	4,824,991	664,746

Total equity	22,636,124	21,664,989	21,043,972

Total liabilities and equity	23,320,311	23,524,982	22,429,983

Summary Statement of Comprehensive Income

(The Company, for the period indicated)	(unit: millions of Won, except per share amounts)

Classification	2022 1Q	2021 1Q	2021	2020
Operating income	1,234,645	665,526	590,550	594,752
Net interest expense	(5,411)	(5,612)	(22,245)	(12,953)
Interest income	1,772	560	4,236	10,082
Interest expense	(7,183)	(6,172)	(26,481)	(23,035)
Net fees and commissions loss	(2,657)	(3,359)	(12,585)	(15,394)
Fees and commissions income	326	201	1,306	805
Fees and commissions expense	(2,983)	(3,560)	(13,891)	(16,199)
Dividend income	1,260,716	688,735	692,605	680,375
Net gain (loss) on financial instruments at FVTPL	—	—	(7,576)	(920)
Reversal (Provision) of impairment losses due to credit loss	(273)	37	76	116
General and administrative expenses	(17,730)	(14,275)	(59,725)	(56,472)
Non-operating income (expense)	4	2	(305)	(215)
Net income before income tax expense	1,234,649	665,528	590,245	594,537
Income tax income (expense)	(1,259)	(190)	4,607	781
Net income	1,233,390	665,338	594,852	595,318
Other comprehensive income (loss), net of tax	3,621	(1,025)	(2,330)	(887)
Items that will not be reclassified to profit or loss	3,621	(1,025)	(2,330)	(887)
Net gain (loss) on valuation of equity securities at FVTOCI	3,264	(292)	(2,408)	(280)
Remeasurement of the net defined benefit liability	357	(733)	78	(607)

Total comprehensive income	1,237,011	664,313	592,522	594,431

Net income per share:
Basic and diluted income per share (in Korean Won)	1,668	899	730	757

3.	Dividend Information

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 17, 2022 under the title “Summary of 2021 Business Report.”

IV. Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2022 1Q	2021	2020
Auditor	Samil PricewaterhouseCoopers	Samil PricewaterhouseCoopers	Samil PricewaterhouseCoopers
Auditor’s Opinion	Note 1)	Note 2	Note 3)

Note 1)

In its review report attached to this report, Samil PricewaterhouseCoopers has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

Note 2)

In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2021, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS

Note 3)

In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2020, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contractual		Actual
			Fee	Time	Fee	Time
2022 1Q	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,068 million	9,380 hours	KRW 1,068 million	1,156 hours
2021	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,172 million	10,450 hours	KRW 1,172 million	9,962 hours
2020	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,135 million	10,400 hours	KRW 1,135 million	10,514 hours

Note 1)	Fee excludes VAT
Note 2)	Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Not Applicable

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2021	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2022)	KRW 2,240 million
2020	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2021)	KRW 2,370 million
		U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2020)	KRW 2,280 million

Note 1)	Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2022 1Q	March 30, 2022	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2022 ~ May 31, 2023	KRW 64million
2021	March 29, 2021	Tax adjustment (including review relating to application of consolidated tax)	June 1, 2021 ~ May 31, 2022	KRW 61 million
2020	July 9, 2020	Tax adjustment (including review relating to application of consolidated tax)	July 9, 2020 ~ May 31, 2021	KRW 61 million

Note 1)	Fee excludes VAT

V. Corporate Governance

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 17, 2022 under the title “Summary of 2021 Business Report.”

VI. Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of March 31, 2022	(units: shares, %)

			Shares Held				Notes
Name	Relation	Type	Beginning balance Note 2)		Ending balance
			Number	Share	Number	Share
Employee Stock Ownership Association of Woori Financial Group	The largest shareholder	Common	38,859,717	5.33	38,502,359	5.29	—
Employee Stock Ownership Association of Woori Bank	Specially related party of the largest shareholder	Common	32,630,581	4.48	30,115,781	4.14
Total		Common	71,490,298	9.82	68,618,140	9.42	—
		Others	—	—	—	—	—

Note 1)

The largest shareholder changed on December 9, 2021 due to the Korea Deposit Insurance Corporate’s sale of Woori Financial Group’s equity shares. Refer to the prior disclosure on Form 6-K on December 10, 2021, “Changes in the Largest Shareholder” for further details.

Note 2)	Beginning balance is as of December 31, 2021

b.	Changes in the largest shareholder

As of March 31, 2022	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
January 11, 2019	Korea Deposit Insurance Corporation	124,604,797	18.32	Comprehensive Stock Transfer (Woori Financial Group) Note 1)
September 10, 2019	Korea Deposit Insurance Corporation	124,604,797	17.25	Issuance of new common shares (42,103,377 shares) Note 2)
April 9, 2021	Korea Deposit Insurance Corporation	110,159,443	15.25	Sale of KDIC’S 14,445,354 shares through after-hours trading Note 3)
August 10, 2021	Korea Deposit Insurance Corporation	110,159,443	15.13	Issuance of new common shares (5,792,866 shares) Note 4)
December 9, 2021	Employee Stock Ownership Association of Woori Financial Group and others 1	71,346,178	9.80	ESOA’s purchase of 1.00% of the KDIC’s remaining shares of Woori Financial Group (8.80% share already held) Note 5)

Note 1)

Woori Financial Group was established pursuant to a comprehensive stock transfer of Woori Bank and five other companies, and the KDIC received new shares of Woori Financial Group in accordance with the stock transfer ratio.

※	transfer ratio Woori Bank : Woori Financial Group = 1: 1.0000000
Note 2)	Comprehensive stock exchange between Woori Financial Group and Woori Card.
Note 3)	Refer to the prior disclosures on Form 6-K on April 13, 2021, “Change in the Number of Shares Owned by the Largest Shareholder of Woori Financial Group” for further details.
Note 4)	Comprehensive stock exchange between Woori Financial Group and Woori Financial Capital
Note 5)	Refer to the prior disclosure on Form 6-K on December 10, 2021, “Changes in the Largest Shareholder” for further details.

c.	Share Ownership of More Than 5%

As of March 31, 2022	(units: shares, %)

		Shares		Notes
	Name	No. of shares	Percentage of shareholding
Share ownership of more than 5%	National Pension Service	64,656,092	8.88	Note1)
	Nobis1, Inc. (IMM PE)	40,560,000	5.57	Note2)
Employee Stock Ownership Association		68,618,140	9.42	The largest shareholder Note 3)

Note 1)	As of January 25, 2022 based on the disclosure of National Pension Service on February 15, 2022
Note 2)	As of December 31, 2021 based on the shareholder registry
Note 3)	Total shares of the employee stock ownership association of Woori Financial Group and Woori Bank as of March 31, 2022

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Period		October 2021	November 2021	December 2021	January 2022	February 2022	March 2022
Common Shares	High	13,700	13,600	13,550	15,350	15,850	15,450
	Low	11,450	12,600	12,450	12,800	14,200	13,450
	Average	12,292	13,275	13,098	14,220	14,817	14,552
Monthly Trade Volume	High	4,045,228	4,729,690	5,214,031	7,988,069	23,609,095	6,435,482
	Low	1,717,955	1,400,660	918,487	1,498,991	1,970,233	1,466,286
	Monthly Total	51,032,765	47,940,572	43,878,989	64,898,256	79,640,544	58,386,321

Note 1)	Source: KRX KOSPI Market
Note 2)	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, Won, ADSs)

Period		October 2021	November 2021	December 2021	January 2022	February 2022	March 2022
ADS	High	33.93	34.38	33.95	38.04	39.52	38.93
	Low	31.58	31.98	28.65	32.34	34.54	31.84
	Average	33.06	33.58	31.04	35.77	37.13	35.65
Won Conversion	High	40,428	40,606	39,783	45,199	47,337	47,717
	Low	37,508	38,165	34,010	38,750	41,541	38,574
	Average	39,109	39,750	36,718	42,709	44,499	43,526
Monthly Trade Volume	High	31,250	27,610	31,292	44,204	36,162	58,035
	Low	2,599	3,840	3,436	5,733	6,163	5,656
	Monthly Total	298,600	248,354	253,367	371,654	290,964	505,229

Note 1)	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
Note 2)	One ADS represents three common shares.
Note 3)	Share prices are based on closing prices.

VII. Directors and Employee Information

1.	Directors and Executives

As of March 31, 2022

Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Tae-Seung Son	108,127	January 11, 2019 ~	Note 1)
Outside Director	Registered	Sung-Tae Ro	5,000	January 11, 2019 ~	Note 1)
Outside Director	Registered	Sang-Yong Park	1,000	January 11, 2019 ~	Note 1)
Outside Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019 ~	Note 1)
Outside Director	Registered	Dong-Woo Chang	—	January 11, 2019 ~	Note 1)
Outside Director	Registered	In-Sub Yoon	—	January 27, 2022~	Note 2)
Outside Director	Registered	Yo-Hwan Shin	—	January 27, 2022~	Note 2)
Outside Director	Registered	Soo-Young Song	—	March 25, 2022~	Note 2)
Non-standing Director	Registered	Won-Duk Lee Note3)	24,500	March 25, 2022~	December 31, 2023
President	Non-Registered	Hwa-Jae Park	8,000	February 25, 2022~	December 31, 2023
President	Non-Registered	Sang-Wook Chun	6,600	February 25, 2022~	December 31, 2023
Senior Deputy President	Non-Registered	Min-Cheol Shin	25,000	February 25, 2022~	December 23, 2022
Deputy President	Non-Registered	Jin-Ho Noh	8,000	February 11, 2020 ~	December 17, 2022
Deputy President	Non-Registered	Kyu-Mok Hwang	17,239	December 18, 2020 ~	December 17, 2022
Deputy President	Non-Registered	Seok-Young Chung	22,951	December 18, 2020 ~	January 10, 2023
Deputy President	Non-Registered	Jong-Il Park	16,619	February 25, 2022~	February 10, 2023
Deputy President & Compliance Officer	Non-Registered	Byoung-Kwon Woo	8,500	February 25, 2022~	February 10, 2024
Deputy President	Non-Registered	Sung-Wook Lee	14,000	February 25, 2022~	February 10, 2023
Senior Managing Director	Non-Registered	Jong-Keun Lee	4,000	February 25, 2022~	December 17, 2022
Managing Director	Non-Registered	Il-Jin Ouk	2,000	February 25, 2022~	February 24, 2024
Managing Director	Non-Registered	Tae-Jeong Song	1,000	February 25, 2022~	December 31, 2023

Note 1)	End of the annual general meeting of shareholders for FY2022
Note 2)	End of the annual general meeting of shareholders for FY2023
Note 3)	Won-Duk Lee served as a standing director from March 25, 2020 to March 23, 2022.
Note 4)	Term commencement date: date of inauguration for registered officers or directors / date of appointment for non-registered officers or directors
Note 5)	Common shares owned are as of the date of submission of this report, and those owned by executives exclude the shares owned through the Employee Stock Ownership Association.

2.	Employee Status

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 17, 2022 under the title “Summary of 2021 Business Report.”

3.	Directors’ Compensation

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 17, 2022 under the title “Summary of 2021 Business Report.”

VIII. Material Events After Reporting Period

Woori Bank became aware of an employee’s misappropriation of corporate funds in April 2022. The relevant authorities are currently investigating the facts of the case. Woori Bank recorded such event as a loss in its first quarter 2022 financial statements. For more information, please refer to the Form 6-K furnished to the Securities and Exchange Commission on May 2, 2022 under the title “Notice of Financial Accident.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: May 17, 2022	By:	/s/ Sang-Wook Chun
(Signature)
Name: Sang-Wook Chun
Title: President